Media Release 17 March 2022 Sydney, Australia 16 March 2022 Chicago, USA	Exhibit 99.1

James Hardie Industries Plans for Future Capacity Expansion in Australia

Land acquired in Melbourne, Australia to Enable Continued Profitable Growth

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, is pleased to announce it has entered into an agreement to purchase land in Melbourne, Victoria, Australia to enable continued capacity expansion.

James Hardie acknowledges the Kulin Nations as the Traditional Owners and custodians of this land and pays respect to their Elders past and present. The greenfield site in Melbourne (“Melbourne Site”) is part of the group’s global strategic capacity expansion program and will be the fourth manufacturing site within James Hardie’s Asia Pacific manufacturing network. Currently there are manufacturing sites in Rosehill, NSW, Australia, Carol Park, Queensland, Australia and Cabuyao, Philippines.

Commenting on the Melbourne Site, Interim CEO Harold Wiens stated, “Adding a manufacturing site in the State of Victoria enables James Hardie to continue to meet the strong demand for our high value building solutions in the Asia Pacific region. As we continue our strategic focus on marketing directly to the homeowner and commercializing market-led innovations, this site will help us not only meet this demand but enable the manufacturing of new innovations and existing high-value products.”

LOGOS Group, one of Asia Pacific’s leading logistics property specialists, has been selected as the developer for the project. It is anticipated the Melbourne Site will begin production with one sheet machine by April 2025. Ultimately, we anticipate the Melbourne Site will be able to accommodate 2 sheet machines as well as additional manufacturing capabilities.

Similar to our existing 19 manufacturing sites around the globe, we believe the Melbourne Site will help to build a sustainable community in Victoria. We will source raw materials locally, deliver products locally, donate locally and employ locally. During construction, the Melbourne Site will generate an average 250 jobs per day, peaking at approximately 500 jobs per day. Once the first phase of works is completed, there will be 150 new fulltime jobs created which we anticipate will increase to 200 jobs, once the full project is completed. The Melbourne Site will generate multiple additional opportunities within the local community for professional and skilled labor to support site operations. The Melbourne Site will be able to directly deliver high value products to key growth markets both locally and internationally.

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest

Media Release: James Hardie Industries Plans for Future Capacity Expansion in Australia	1

Media Release 17 March 2022 Sydney, Australia 16 March 2022 Chicago, USA	Exhibit 99.1

rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.

This media release has been authorized by Mr. Jason Miele, Chief Financial Officer.

END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:    +61 2 9638 9205
Email:     media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

Media Release: James Hardie Industries Plans for Future Capacity Expansion in Australia	2